

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 10, 2009

William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re: United Community Bancorp**
> **Form 10-K for June 30, 2008**
> **File Number 0-51800**

Dear Mr. Ritzmann:

    We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Justin Dobbie
Staff Attorney